January 7, 2025

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

       Re: Calor Del Sol Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 26, 2024
           File No. 333-280138
Dear Alejandro Hernandez:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed December 26, 2024 Financial Statements, page F-10

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.
 January 7, 2025
Page 2

        Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Andrew Befumo